UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 2, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

RESULTS

Santander

4TH QUARTER 2021
(BR GAAP)

EARNINGS
RELEASE
4Q21

DISCLAIMER

This presentation may contain certain forward-looking statements and information pertaining to Banco Santander (Brasil) S,A, ("Santander Brasil") and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words such as "believe", "anticipate", "expect", "estimate", "could", "forecast", "potential", "will likely result", or other words or expressions of similar meaning.

Such statements are subject to several risks, uncertainties and assumptions. We caution that a number of important factors may cause actual results to differ substantially from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brasil, or any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents be liable to any third party (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

In addition to factors identified elsewhere in this presentation, the following factors, among others, may cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions, resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.

AGENDA

1 STRATEGIC UPDATE

2 4Q21 RESULTS HIGHLIGHTS

3 TAKEAWAYS

BUSINESS EVOLUTION AND TRANSFORMATION

COUPLED WITH A COMMITMENT TO THE COUNTRY'S DEVELOPMENT


INITIAL PUBLIC OFFERING (IPO) AND ACQUISITIONS
EFFICIENCY AND PROCESSES
COMMERCIAL TRANSFORMATION AND PROFITABILITY
REVENUES (YoY %)
10%
13%
14%
-4%
-4%
7%
8%
18%
16%
9%
2%
10%
LOAN PORTFOLIO (R$ Bi)
142
212
261
463
CAGR 10.3%
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

ESG INGRAINED INTO OUR CULTURE FOR OVER 20 YEARS

- **AMIGO DE VALOR** SINCE 2002, R$ 20MM RAISED IN 2021
- **PROSPERA** SINCE 2002, R$ 1.9Bi OF PORTFOLIO IN 2021
- **SCHOLARSHIPS GRANTED** SINCE 2005, 33k IN 2021
- **WE HAVE BEEN CARBON NEUTRAL**
- **BUSINESS SUSTAINABILITY INDEX (ISE)** SINCE 2010
- **ENERGY TRADING** SINCE 2018
- **ELIMINATING PLASTIC USE**
- **UTILIZING RENEWABLE ENERGY** BY 2025
- **AMAZON[1] PLAN**
- **1ST IN MARKET SHARE OF CBIOS** SINCE 2020
- **NET ZERO** BY 2050
- **NORTH AMAZON NETWORK**

[1] In collaboration with private-sector peers

A PROFITABILITY ACHIEVEMENT STORY, GENERATING SHAREHOLDER VALUE


INITIAL PUBLIC OFFERING (IPO) AND ACQUISITIONS
EFFICIENCY AND PROCESSES
COMMERCIAL TRANSFORMATION AND PROFITABILITY
ROAE (%)
16.5% 16.5% 14.3% 12.9% 11.0% 11.5% 12.8% 13.3% 16.9% 19.9% 21.3% 21.1% 21.2%
DIVIDEND YIELD[1] (%)
2.8% 4.2% 4.6% 4.4% 4.3% 2.9% 5.8% 6.8% 5.9% 4.9% 2.4% 2.9% 8.8%
DIV/STOCK[1] (R$)
R$ 0.41 R$ 0.71 R$ 0.84 R$ 3.37
NET PROFIT (R$Bi)
4.7 6.4 6.6 16.3
2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021

MAIN ACCOLADES IN 2021

- 2021 BEST BANK IN BRAZIL by The Banker
- AMONG THE TOP 10 BEST COMPANIES TO WORK FOR IN BRAZIL 2021 by GPTW
- MOST SUSTAINABLE COMPANY by Época Negócios 360º
- NAMED TO THE "CHANGE THE WORLD" LIST by Fortune Magazine
- ETHNIC-RACIAL HIGHLIGHT by Exame Magazine's Diversity Guide

[1] Disregarding extraordinary events, which totaled R$ 6Bi in 2013, R$ 3Bi in 2015 and R$ 6.8Bi in 2019. Dividend Yield with extraordinary would be 15.1% in 2013, 11.3% in 2015 and 6.4% in 2019

EARNINGS DISTRIBUTION TO SHAREHOLDERS

DIVIDEND YIELD OVER THE YEARS


8.8
7.8
5.4
3.9
2.1
0.3
0.2
2017
2018
2019
2020
2021
Santander
Bank 1
Bank 2
Bank 3
Bank 4
Bank 5
Bank 6

Source: Bloomberg. In 2020, earnings distribution was impacted by Brazilian Central Bank Resolution Nº. 4,820, issued on May 29th, 2020, which, among other restrictions, limited the payment of interest on capital and dividends to the mandatory minimum set forth in the Company's Bylaws (25% of net profit). For Santander, it includes the dividends apportioned in February/22

SUSTAINABLE CUSTOMER BASE EXPANSION ALIGNED WITH THE AMBITION OF BEING **THE BEST CONSUMER COMPANY IN THE COUNTRY**

53.4MM
TOTAL CUSTOMERS

+5.1MM
(DEC/21 x DEC/20)

YoY	+2.3MM	+2.8MM
QoQ	+0.6MM	+1.0MM

ACTIVE ACCOUNT HOLDERS

8.0 MM	7.5 MM	14.8 MM	23.1 MM
6 OR MORE PRODUCTS	FROM 3 TO 5 PRODUCTS	UP TO 2 PRODUCTS	ENGAGEMENT POTENTIAL

+ACQUISITION
THOUSANDS/ MONTH

440 (Dec/20) → 784 (Dec/21): +78%

RECORD CUSTOMER ACQUISITION IN NOV/21
1.1MM

+ OF 70%
THROUGH **DIGITAL CHANNELS** IN DEC/21

NPS
69
POINTS
AVERAGE NPS FOR NEW INDIVIDUAL CUSTOMER ACQUISITIONS IN 2021[1]

[1] Considering all channels

INCREASED LOYALTY AND PROFITABILITY ARE SUPPORTED BY CUSTOMER EXPERIENCE ENHANCEMENTS AND A COMPREHENSIVE OFFERING

+SATISFACTION

1st TOP NPS AMONG PEERS ACCORDING TO IPEC[1] SURVEY

NPS 59 POINTS

+LOYALTY

CUSTOMERS WITH OVER 6 PRODUCTS:

REPRESENT **52%** OF ACTIVE ACCOUNT HOLDERS (+585BPS YoY)

~25% OF NEWLY ACQUIRED CUSTOMERS BECOME LOYAL WITHIN 12 MONTHS

+PROFITABILITY

LOYAL CUSTOMERS ARE **6x MORE PROFITABLE** [2]

[1] Santander's benchmark project has been conducted by IPEC (IBOPE) since 2014, with the primary objective of gauging customer satisfaction and willingness to recommend the bank and its direct competitors [2] Considering the last 24 crop of customers

WE ARE **+DIGITAL** AND **AVAILABLE** WHEREVER AND WHENEVER THE CUSTOMER NEEDS, SUPPORTING **BANKING INCLUSION IN THE COUNTRY**

+ACQUISITION

THOUSANDS/ MONTH


554
+185%
195
Dec/20
Dec/21

RECORD CUSTOMER ACQUISITION IN NOV/21

810k

17% OF NEWLY-ACQUIRED CUSTOMERS ARE **UNBANKED**

R$ 26/MONTH (-18% YoY) COST OF SERVING

+SERVICE

REMOTE

SX NEGÓCIOS

FROM CENTRAL SERVICE CHANNEL TO + BUSINESS

+25MM SUPPORT REQUESTS HANDLED EACH MONTH

WITH HUMAN SERVICE ACCOUNTING FOR:

4.6MM **SERVICE**/ MONTH

+740k **BUSINESS**/ MONTH

+BUSINESS

52% OF NEW DIGITAL CUSTOMERS PURCHASE THE SERVICES BASKET WHEN OPEN ACCOUNT

BUSINESS EXPANSION IS GUIDED BY THE COUNTRY'S DEVELOPMENT

NORTH
- +0.4 P.P. (5.7% GDP)[1]
- +78% SFN CREDIT (+94% INDIVIDUALS)[2]

NORTHEAST
- +0.7 P.P. (14.2% GDP)[1]
- +49% SFN CREDIT (+69% INDIVIDUALS)[2]



MIDWEST
- +0.8 P.P. (9.9% GDP)[1]
- +64% SFN CREDIT (+81% INDIVIDUALS)[2]

SOUTHEAST
- -3.1 P.P. (53.0% GDP)[1]
- +36% SFN CREDIT (+63% INDIVIDUALS)[2]

SOUTH
- +1.3 P.P. (17.2% GDP)[1]
- +60% SFN CREDIT (+65% INDIVIDUALS)[2]

R$ 1.9Bi
(+49% YoY)
PROSPERA PORTFOLIO

R$ 25.9Bi
(+10% YoY)
AGRO[3] PORTFOLIO

CREATION OF **NORTH AMAZON NETWORK**

+17%
REVENUES IN STRATEGIC[4] REGIONS YoY

+79 STORES[5]

AND WITH AN EYE TOWARD A **PLURAL SOCIETY**, WE PROVIDE OUR CUSTOMERS WITH A **COUNTRYWIDE AND MULTI-CHANNEL FINANCIAL PLATFORM**

[1] Data for 2019 compared to 2010. Source: 2020 GDP by Geographic Region - IBGE [2] Data for October 2021 compared to December 2016 [3] Febraban portfolio, considering loans, Agro bonds + Rural CDI [4] Agricultural regions and industrial hubs [5] 2021

STORES WITH A **BRAND-NEW, MODERN SERVICE** CONCEPT THAT BRINGS THE BANK TO YOU



OPPORTUNITY THROUGH PEOPLE FLOW

15MM

FLOW OF PEOPLE IN STORES/MONTH

BANK TO GO

- INCREASED EFFICIENCY
- FLOW ORDERING OPTIMIZATION
- +AGILITY



60% OF STORES HAVE **IMPLEMENTED** THE NEW CONCEPT

UNIQUE EXPERIENCE FUELS COMMERCIAL ACTIVITY

WITH CHANNEL INTEGRATION

LOAN[1] ORIGINATION | RETAIL

FINANCIAL VOLUME (R$ Bi)

2020: 130 — 2021: 146 (+12%)

OPEN[2] INSURANCE

PREMIUMS WRITTEN (R$ MM)

2020: 175 — 2021: 215 (+23%)

SANTANDER AUTO

20%
(+4.7P.P. YoY)
PRODUCT PENETRATION RATE IN CONSUMER FINANCE

AUTO COMPARA

+26%
2021 x 2020
TOTAL PREMIUMS WRITTEN

CARDS

TOTAL TURNOVER (R$ Bi)

2020: 242 — 2021: 306 (+26%)

RECORD IN:
CREDIT TURNOVER
+28% YoY

+6MM SX CARDS ISSUED IN 2021

PREMIUM BONDS

("CAPITALIZAÇÃO")
NUMBER OF DIGITAL CONTRACTS (THOUSANDS)

2020: 170 — 2021: 782 (+360%)

[1] Payroll loans, microcredit, leasing, real estate loans, foreign trade loans, agribusiness loans and cards, among others [2] Considering life insurance, personal accident insurance, home insurance, and other types of insurance

PROMOTING DIVERSITY, WE ARE ALL PROTAGONISTS IN CREATING OUR BEST VERSION

DIVERSITY & INCLUSION

WOMEN IN LEADERSHIP POSITIONS


24.8%
25.5%
28.8%
31.4%
Dec/18
Dec/19
Dec/20
Dec/21

AMBITION
40%
DEC/25

SHARE OF BLACK AND BROWN EMPLOYEES


22.6%
23.7%
25.3%
27.3%
Dec/18
Dec/19
Dec/20
Dec/21

AMBITION
40%
DEC/25

CULTURE & LEADERSHIP

+3.2k
COURSES HELD IN THE YEAR

78%
OF COURSES WERE TAUGHT BY EMPLOYEES

GOVERNANCE

BOARD OF DIRECTORS

36.4%
ARE INDEPENDENT MEMBERS

27.3%
ARE WOMEN MEMBERS

AGENDA

1 STRATEGIC UPDATE

2 4Q21 RESULTS HIGHLIGHTS

3 TAKEAWAYS

RESULTS

(R$ million)	2021	2020	2021 x 2020	4Q21	3Q21	4Q21 x 3Q21
Net Interest Income	55,617	51,099	8.8%	14,151	14,617	-3.2%
Fees	18,879	16,575	13.9%	4,980	4,831	3.1%
Total Revenues	**74,496**	**67,674**	**10.1%**	**19,131**	**19,448**	**-1.6%**
Allowance for Loan Losses	-13,856	-12,557	10.3%	-3,693	-3,676	0.5%
General Expenses	-21,212	-20,412	3.9%	-5,618	-5,480	2.5%
Others	-14,403	-11,280	27.7%	-4,172	-4,060	2.8%
Profit Before Taxes	**25,024**	**23,425**	**6.8%**	**5,648**	**6,232**	**-9.4%**
Taxes and Minority Interest	-8,678	-8,153	6.4%	-1,767	-1,891	-6.6%
NET PROFIT	**16,347**	**15,271**	**7.0%**	**3,880**	**4,340**	**-10.6%**

EFFICIENCY RATIO
2021 **35.3%**
-0.9 P.P. YoY
4Q21 **37.4%**
+1.8 P.P. QoQ

RECURRENCE RATIO
2021 **89.0%**
+7.8 P.P. YoY
4Q21 **88.7%**
+0.5 P.P. QoQ

BIS RATIO
14.9%
CET1
11.6%

ROA
2021 **1.7%**
+0.1 P.P. YoY
4Q21 **1.6%**
-0.2 P.P. QoQ

ROAE
2021 **21.2%**
+0.09 P.P. YoY
4Q21 **20.0%**
-2.3 P.P. QoQ

NII

FUELED BY CUSTOMERS NII ON BOTH YEARLY AND QUARTERLY BASIS

NET INTEREST INCOME (R$ million)



MARGINS (p.a.)
MARKET ACTIVITIES NII
CUSTOMERS NII
9.8%
10.3%
10.4%
12,400
1,755
10,645
14,617
2,524
12,092
14,150
1,744
12,407
17%
3%
4Q20
3Q21
4Q21
10.6%
10.4%
51,099
8,059
43,040
55,617
8,348
47,268
10%
2020
2021

(R$ million)	2021	*2021 x 2020*	*4Q21 x 3Q21*
Customers	**47,268**	***9.8%***	***2.6%***
Product NII	46,653	*12.7%*	*2.6%*
Volume	449,783	*14.7%*	*2.3%*
Margins	10.4%	*-0.18 p.p*	*0.03 p.p*
Market activities	**8,348**	***3.6%***	***-30.9%***
Net Interest Income	**55,617**	***8.8%***	***-3.2%***

PORTFOLIO
RETAIL IS THE HIGHLIGHT

(R$ million)	Dec/21	Dec/21 x Dec/20	Dec/21 x Sep/21
Individuals	210,246	20.6%	5.0%
Consumer finance	65,313	8.4%	3.2%
SMEs	61,612	12.9%	0.9%
Corporate	125,579	2.5%	-0.2%
Total[1]	**462,749**	**12.4%**	**2.8%**
Other transactions[2]	73,721	8.4%	-3.3%
Expanded portfolio	**536,470**	**11.8%**	**1.9%**



(R$ billion)
12%
3%
411.7
450.3
462.7
13.3%
29.8%
14.6%
42.3%
13.6%
27.9%
14.0%
44.5%
13.3%
27.1%
14.1%
45.4%
Dec-20
Sep-21
Dec-21
INDIVIDUALS
CONSUMER FINANCE
CORPORATE
SMES
67%
PORTFOLIO DEC/21
COLLATERALIZED INDIVIDUALS LOAN PORTFOLIO + PAYROLL LOANS / OVERALL INDIVIDUALS LOAN PORTFOLIO

LIQUIDITY/ FUNDING
STEADILY IMPROVING

(R$ billion)



8%
4%
455.8
474.9
493.5
41.8
279.8
63.3
70.8
38.4
286.2
65.2
85.1
40.5
293.2
65.2
94.5
Dec-20
Sep-21
Dec-21
LOAN TO DEPOSIT
93.8%
IMPROVEMENT OF 346 BPS YoY
DEMAND DEPOSITS
SAVING DEPOSITS
TIME DEPOSITS
FINANCIAL BILLS AND OTHERS³

CAPITAL



15.3%
12.9%
14.3%
12.0%
14.9%
11.6%
Dec-20
Sep-21
Dec-21
BIS RATIO
CET1

[1] Disregarding the exchange rate fluctuation, the corporate portfolio would have grown by 1.0% YoY and dropped by 0.7% QoQ, while the overall loan portfolio would have expanded by 11.9% YoY and 2.6% QoQ. [2] Including debentures, credit rights investment funds ("FIDC"), real estate receivables certificates ("CRI"), promissory notes, international distribution promissory notes and guarantees. [3] Including debentures, real estate credit notes ("LCI"), agribusiness credit notes ("LCA"), secured real estate notes ("LIG") and structured transaction certificates (COE)

FEES
STRONG COMMERCIAL PACE AND INCREASED LOYALTY

(R$ million)	2021	*2021 x 2020*	*4Q21 x 3Q21*
Cards	4,981	*30.1%*	*22.7%*
Current account	3,812	*-3.9%*	*-6.3%*
Insurance	3,555	*14.1%*	*12.2%*
Asset management and "Consórcios"	1,338	*31.5%*	*-4.8%*
Lending operations	1,510	*5.1%*	*-7.6%*
Collection services	1,511	*3.0%*	*10.3%*
Securities brokerage and placement	1,323	*24.6%*	*-52.2%*
Others	848	*24.7%*	*19.6%*
Total	**18,879**	***13.9%***	***3.1%***

(R$ million)


9%
3%
4,590
4,831
4,980
4Q20
3Q21
4Q21


14%
16,575
18,879
2020
2021

COSTS
UNDER PRESSURE, IN LINE WITH BUSINESS GROWTH

GENERAL EXPENSES (R$ million)


12-MONTH
INFLATION
AT 10.06%
6%
3%
4%
5,313
5,480
5,618
20,412
21,212
627
627
637
2,357
2,486
2,128
2,322
2,442
8,792
9,130
2,558
2,531
2,539
9,263
9,596
4Q20
3Q21
4Q21
2020
2021
PERSONNEL
ADMINISTRATIVES
DEPRECIATION AND AMORTIZATION

EFFICIENCY RATIO


36.2%
35.3%
2020
2021

PORTFOLIO QUALITY
INDICATORS AT CONTROLLED LEVELS, SUPPORTED BY ACTIVE RISK MANAGEMENT

NPL RATIOS



15 - 90 DAYS
5.2%
4.3%
5.2%
4.8%
5.0%
5.0%
3.9%
2.8%
3.6%
3.3%
3.4%
3.5%
1.9%
1.1%
1.7%
1.5%
1.2%
1.4%
4Q19
4Q20
1Q21
2Q21
3Q21
4Q21
90 DAYS
4.0%
3.0%
3.1%
3.2%
3.3%
3.6%
2.9%
2.1%
2.1%
2.2%
2.4%
2.7%
1.3%
0.9%
1.0%
1.1%
1.3%
1.3%
4Q19
4Q20
1Q21
2Q21
3Q21
4Q21
Individuals
Total
Corporate & SMEs

ALLOWANCE FOR LOAN LOSSES *(R$ million)*
COST OF CREDIT



2.5%
2.9%
2.8%
2.8%
2.7%
2,883
3,676
3,693
12,557
13,856
3,609
4,798
4,494
15,344
17,278
-727
-1,122
-801
-2,787
-3,422
4Q20
3Q21
4Q21
2020
2021
PROVISIONS FOR LOAN LOSSES
RECOVERY OF WRITTEN-OF LOANS
COST OF CREDIT

COVERAGE RATIO
OVER 90 DAYS



297%
248%
220%
4Q20
3Q21
4Q21

AGENDA

1 STRATEGIC UPDATE

2 4Q21 RESULTS HIGHLIGHTS

3 TAKEAWAYS

TAKEAWAYS

1 **CONSISTENTLY DELIVERING PROFITABILITY, REACHING 21.2%** IN 2021

2 **RECORD-BREAKING NEW CUSTOMER ACQUISITION,** SUPPORTING BANKING INCLUSION IN BRAZIL

3 **BUSINESS DYNAMICS, WITH SUSTAINABLE REVENUE GROWTH,** ANCHORED BY STRONGER LOYALTY

4 **AMID A MACROECONOMIC SCENARIO OF LOWER GROWTH,** OUR INDICATORS REMAIN UNDER CONTROL, WITH AN ALREADY ANTICIPATED TREND OF SLIGHT DETERIORATION IN NPL

5 **GREATER INTEGRATION AND DIGITALIZATION** OF OUR CHANNELS PROVIDING A HIGHER QUALITY EXPERIENCE

6 **RESPONSIBLE GROWTH,** TRANSLATED INTO A COUNTRY DEVELOPMENT AGENDA

Investor Relations (Brazil)
Av. Juscelino Kubitschek, 2.235, 26th floor
São Paulo | SP | Brazil | 04543-011
Phone: 55 11 3553 3300
E-mails: ri@santander.com.br
acionistas@santander.com.br

OUR PURPOSE IS TO HELP PEOPLE AND BUSINESSES PROSPER.

AND WE BELIEVE EVERYTHING WE DO SHOULD BE:

SIMPLE | PERSONAL | FAIR